Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

HMS Holdings Corp.:

We consent to incorporation by reference in the Registration Statement on Form S-8 of HMS Holdings Corp. (“HMS”) of our audit report dated March 1, 2011, with respect to the Consolidated Balance Sheets of HMS as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and  comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of HMS.

/s/ KPMG LLP
New York, New York
December 22, 2011